December 23, 2004

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Room 3130
Washington, D.C.  20549

Attn:    Amanda H. Gordon

         Re:      Maverick Tube Corporation
                  Registration Statement on Form S-4
                  Commission File No. 333-120923

Ladies and Gentlemen:

         In accordance with Section 8(a) of the Securities Act of 1933, as amended, and Rule 461 promulgated thereunder, we hereby request, subject to telephonic confirmation, acceleration of the effectiveness of the above-referenced Registration Statement to 8:30 a.m. Eastern Time on Tuesday, December 28, 2004, or as soon as practicable thereafter.


                                     Very truly yours,

                                     /s/ Joyce M. Schuldt
                                     -------------------------------------
                                     Joyce M. Schuldt
                                     Vice President